SECUTITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                        FORM 11-K
                                      ANNUAL REPORT
                             Pursuant to Section 15(d) of the
                              Securities Exchange Act of 1934


(Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended December 31, 2002

                                   OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ________ to _____________.


Commission file number 1-8729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              UNISYS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               UNISYS CORPORATION
                                   Unisys Way
                          Blue Bell, Pennsylvania 19424

                                REQUIRED INFORMATION

                     Financial Statements and Supplemental Schedule

                                 Unisys Savings Plan

                         Years ended December 31, 2002 and 2001
                          with Report of Independent Auditors



                                      CONTENTS


Report of Independent Auditors                                         1

Audited Financial Statements:

Statements of Assets Available for Benefits                            2
Statements of Changes in Assets Available for Benefits                 3
Notes to Financial Statements                                          4


Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        10

Exhibit Index                                                         12

                        Report of Independent Auditors

Unisys Corporation
Employee Benefits Administrative Committee

We have audited the accompanying statements of assets available for benefits of the Unisys Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP
Philadelphia, Pennsylvania
May 23, 2003

                               Unisys Savings Plan
                    Statements of Assets Available for Benefits


                                                        December 31
                                                     2002             2001
                                             ----------------------------------
                                                        (In Thousands)

Investments at fair value:

Fidelity Mutual Funds                           $  1,423,184       $  1,776,829
Unisys Common Stock Funds                            177,975            211,510
Unisys Interest Income Fund                          398,727            391,456
Participants' Loans                                   14,906             17,372
Frozen Investment Contracts                               13                 23
                                             ----------------------------------
Assets available for benefits                   $  2,014,805       $  2,397,190
                                             ==================================

See accompanying notes.

                                  Unisys Savings Plan
                  Statements of Changes in Assets Available for Benefits


                                                Year ended December 31
                                                  2002            2001
                                            -----------------------------------
                                                     (In Thousands)

Additions:
  Interest and dividend income              $    51,398         $    69,014

Contributions:
  Employer                                       17,895              18,305
  Employee                                       84,179              83,766
                                            -----------------------------------
                                                102,074             102,071
                                            -----------------------------------
Total additions                                 153,472             171,085
                                            -----------------------------------

Deductions:
  Benefit payments                              225,040             230,419
  Administrative and other expenses                 115                 109
                                            -----------------------------------
Total deductions                                225,155             230,528
                                            -----------------------------------

Net depreciation in fair value of
  Investments                                  (310,702)           (263,400)
                                            -----------------------------------

Net decrease                                   (382,385)           (322,843)

Assets available for benefits:
  Beginning of year                           2,397,190           2,720,033
                                            -----------------------------------
  End of year                               $ 2,014,805         $ 2,397,190
                                            ===================================

See accompanying notes.

                                 Unisys Savings Plan
                            Notes to Financial Statements
                                  December 31, 2002

1. PLAN DESCRIPTION

The Unisys Savings Plan (the Plan) is a defined contribution plan that covers nonbargaining employees paid from a United States payroll of Unisys Corporation (the Company) and bargaining unit employees whose collective bargaining agreement provides for participation in the Plan. The Employee Benefits Administrative Committee is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants should refer to the Plan document, summary plan description and their respective bargaining unit agreement, if applicable, for complete information.

CONTRIBUTIONS

Each plan year, participants may contribute up to 20% or 18% of their pretax compensation, depending on their classification as a non-highly compensated or highly compensated employee, respectively. Participants may also make after-tax contributions up to 5% of their eligible compensation. The Company makes a non-discretionary matching contribution in Company Common Stock equal to 50% of the first 4% of compensation deferred by the participant during 2002 and 2001. The Plan also allows for rollover contributions from other qualified defined contribution plans.

INVESTMENT OPTIONS

Participants may elect to have their current contributions and existing account balances invested in any one or more of the investment options offered and managed by Fidelity Management & Research Company and Fidelity Management Trust Company (Fidelity). Information regarding the investment options is provided to each participant through electronic media and prepared materials provided by the Company and in each investment fund's prospectus made available by Fidelity.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, matching contributions from the Company and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as determined. The benefit to which a participant is entitled is equal to the vested portion of their account.

VESTING AND FORFEITURES

Plan participants are immediately vested in their account balances at all times.

DISTRIBUTIONS/WITHDRAWALS

On termination of service, a participant may receive a lump-sum amount equal to his or her account, or upon death, disability or retirement, elect to receive payments in the form of an annuity or annual installments over the participant's actuarially determined lifetime. Plan participants also may receive in-service withdrawals in certain circumstances as defined in the Plan. Loans are also available to Plan participants in accordance with Plan rules and procedures.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its matching contributions and/or to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value, except for the Unisys Interest Income Fund which includes investments in guaranteed investment contracts issued principally by insurance companies and financial institutions which are valued at contract value as estimated by the insurance companies. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit responsive features. All participant initiated transactions with the fund are permitted at contract value with no conditions, limits or restrictions. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. No reserves have been provided or are considered necessary against contract values for credit risk of contract issuers or otherwise. Contract value of these investment contracts approximates their fair value. Interest accrued on the contract balances, during 2002 and 2001, at rates ranging from 1.35% to 5.95% and from 2.12% to 6.35%, respectively. Interest rates are set at the time the contract is negotiated and, depending on the terms of the contract, are fixed through the maturity date or are re-set quarterly, semi-annually or annually. The average yield on the contracts was 5.69% and 6.24% for 2002 and 2001, respectively.

As of December 31, 2002 and 2001, the Plan had no significant concentrations of credit risk.

Shares of registered investment companies are valued at quoted market prices, which represent net asset values of shares held by the Plan at year-end. Shares of Unisys common stock are valued at the closing market price on the last day of the Plan year. Participant loans are valued at the outstanding principal balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from securities sold are reported on an average cost basis.

Investments in Frozen Investment Contracts represent the cash balance from payments made to the Plan from the Conservation Estate of the Executive Life Insurance Company (ELIC) and from state guaranty associations in settlement of claims made by the Plan as a result of the insolvency of ELIC. The remaining cash balance at December 31, 2002 represents amounts that will be allocated to Plan participants or applied to pay administrative expenses of the Plan.

RECLASSIFICATIONS

Certain prior-year amounts have been reclassified to conform with the 2002 presentation.

3. INVESTMENTS

The Plan's investments at December 31, 2002 and 2001 were held in trusts with Fidelity Management Trust Company, Wachovia Bank N.A. (formerly First Union National Bank), and Oriental Bank & Trust, each of which was established for the investment of the Plan's assets.

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated
(depreciated) in fair value as follows (in thousands):

                                               2002                  2001
                                          ------------------------------------

Fidelity Mutual Funds                       $ (265,217)           $ (229,354)
Unisys Common Stock Funds                      (41,771)              (30,740)
Unisys U.S. Equity Index Commingled Pool
Fund                                            (5,386)               (3,528)
Frozen Investment Contracts                        838                   188
                                          ------------------------------------
                                            $ (311,536)           $ (263,434)

Investments that represent 5% or more of fair value of the Plan's assets are as follows (in thousands):

                                               2002                  2001
                                          ------------------------------------


* Unisys Stock Fund                          $167,700               $197,407
Unisys Interest Income Fund                   398,727                391,456
Fidelity Magellan Fund                        222,767                320,384
Fidelity Asset Manager Fund                   183,673                222,673
Fidelity Asset Manager Growth Fund            178,337                228,110
Fidelity Retirement Money Market Portfolio
Fund                                          140,230                153,369

* Predominantly nonparticipant-directed

The assets and significant components of the changes in assets relating to the predominantly non-participant-directed investments are as follows (in thousands):

                                                    December 31
                                               2002              2001
                                     -----------------------------------------

Investments, at fair value:
  Unisys Stock Fund                        $ 167,700          $ 197,407
  Unisys Common Stock Fund                    10,232             14,044
  Interest-Bearing Cash                           43                 59
  Frozen Investment Contracts                     13                 23
                                     -----------------------------------------
Total                                      $ 177,988          $ 211,533
                                     =========================================


                                               Year ended December 31

                                               2002              2001
                                     -----------------------------------------

Changes in assets:
  Interest and dividends                   $     137          $     203
  Net depreciation in fair value of
    Investments                              (40,918)           (30,553)
  Contributions                               20,143             21,583
  Benefit payments                           (11,063)           (13,400)
  Administrative and other expenses              (10)               (12)
  Net transfers                               (1,834)           (28,319)
                                     -----------------------------------------
Total                                      $ (33,545)         $ (50,498)
                                     =========================================

At December 31, 2002, the Plan held 1,037,857 and 16,932,513 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively. At December 31, 2001, the Plan held 1,124,633 and 15,736,804 shares of Unisys Common Stock in the Unisys Common Stock Fund and Unisys Stock Fund, respectively.

4. TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated September 25, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trusts are exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, continues to be qualified and the related trusts are tax-exempt.

                             Supplemental Schedule
                             Unisys Savings Plan
                           EIN: 38-0387840 Plan: 004

                             Schedule H, Line 4i-
                      Schedule of Assets (Held at End of Year)

                               December 31, 2002

                                   Description of Investment
                                   Including Maturity Date,
Identity of Issue, Borrower,       Rate of Interest, Par or                           Current
Lessor or Similar Party            Maturity Value                  Cost               Value
----------------------------------------------------------------------------------------------------
*Fidelity Mutual Funds:
   Fidelity Fund                        567,122 shares            $    18,441,228     $   12,624,136
  Puritan Fund                          922,974 shares                 16,271,186         14,573,759
  Trend Fund                             63,604 shares                  3,652,260          2,457,650
  Ginnie Mae Portfolio Fund           1,229,774 shares                 13,452,369         13,822,655
  Magellan Fund                       2,821,270 shares                258,039,487        222,767,480
  Contra Fund                         1,720,975 shares                 78,645,012         66,429,618
  Equity Income Fund                    287,780 shares                 13,286,255         11,416,230
  Growth Company Fund                   686,124 shares                 43,823,783         24,302,518
  Investment Grade Bond Fund          1,299,809 shares                  9,517,265          9,839,552
  Growth & Income Portfolio Fund      1,152,750 shares                 41,582,012         34,939,858
  Intermediate Bond Fund                777,795 shares                  8,017,359          8,345,745
  Capital & Income Portfolio Fund       684,255 shares                  5,777,999          4,297,119
  Value Fund                            543,857 shares                 26,965,389         25,229,532
  Mortgage Securities Portfolio Fund    458,524 shares                  5,040,221          5,162,978
  Government Securities Fund          1,594,405 shares                 16,155,394         16,709,365
  Independence Fund                     688,953 shares                 15,209,822          9,004,619
  Over-The-Counter Portfolio Fund       509,040 shares                 23,399,492         12,171,144
  Overseas Fund                         231,123 shares                  7,589,979          5,084,698
  Europe Fund                           282,994 shares                  7,907,129          5,184,441
  Pacific Fund                          264,975 shares                  4,593,934          3,381,076
  Real Estate Investment
    Portfolio Fund                      539,669 shares                  9,828,568          9,924,521
  Balanced Fund                         874,796 shares                 12,717,226         11,626,041
  International Growth & Income Fund    273,042 shares                  5,715,344          4,592,571
  Capital Appreciation Fund             324,177 shares                  6,862,212          5,245,187
  Conv. Securities Fund                 489,377 shares                 10,072,234          7,996,418
  Canada Fund                            63,956 shares                  1,268,488          1,158,877
  Utilities Fund                        790,921 shares                 14,292,724          7,671,936
  Blue Chip Fund                      1,581,990 shares                 62,998,967         50,528,762
  Asset Manager Fund                 13,309,632 shares                215,513,967        183,672,925
  Disciplined Equity Fund               201,785 shares                  5,041,210          3,626,071
  Low-Priced Fund                     1,316,085 shares                 33,733,839         33,125,861
  Worldwide Fund                        347,386 shares                  5,311,378          4,126,951
  Equity Income II Fund               1,555,703 shares                 36,083,589         27,053,680
  Stock Selector Fund                   354,817 shares                  8,712,224          5,882,866
  Asset Manager Growth Fund          14,898,690 shares                234,815,185        178,337,318
  Emerging Markets Fund                 203,128 shares                  2,052,484          1,464,556
  Aggressive Growth Fund              1,715,256 shares                 64,858,020         19,193,715
  Diversified International Fund        665,487 shares                 12,428,046         11,419,759
  Asset Manager Income Fund           2,807,771 shares                 32,078,998         30,492,389
  Diversified Growth Fund             1,463,905 shares                 38,713,798         32,674,354
  New Markets Income Fund               555,332 shares                 6,243,458           6,291,906
  Export & Multinational Fund           236,288 shares                 4,191,184           3,248,955
  Global Balanced Fund                   53,724 shares                   815,883             794,035
  Aggressive International Fund         114,012 shares                 1,680,006           1,223,344
  Small Capital Stock Fund              759,886 shares                11,294,178          10,106,487
  Mid-Capital Stock Fund              1,072,980 shares                24,722,530          17,446,655
  Large-Capital Stock Fund              230,723 shares                 4,004,245           2,572,565
  Europe Capital Appreciation
    Stock Fund                          150,715 shares                 2,751,775           2,084,386
  Latin America Fund                     69,913 shares                   963,805             652,284
  Japan Fund                            416,025 shares                 6,436,265           3,507,087
  Southeast Asia Fund                   128,639 shares                 1,567,186           1,242,653
  Freedom Income Fund                    26,797 shares                   290,708             284,051
  Freedom 2000 Fund                      36,648 shares                   438,100             403,496
  Freedom 2010 Fund                     292,113 shares                 3,824,668           3,341,769
  Freedom 2020 Fund                     230,615 shares                 3,086,844           2,453,741
  Freedom 2030 Fund                     153,400 shares                 2,174,279           1,570,817
  Target Timeline 2003 Fund              56,792 shares                   538,552             542,365
  Spartan Total Market Index Fund       133,441 shares                 4,082,722           3,075,824
  Spartan Extended Market Index Fund     49,313 shares                 1,326,680             948,293
  Spartan International Market
    Index Fund                           24,417 shares                   735,354             491,766
  Short-Term Bond Fund                  488,600 shares                 4,296,441           4,392,510
  Fifty Fund                            312,838 shares                 5,800,965           5,017,920
  U.S. Bond Index Portfolio Fund      1,852,744 shares                19,896,831          20,824,839
  Institutional Short-Intermed.
    Gov't. Portfolio                    323,064 shares                 3,058,798           3,172,493
  Contra II                              29,668 shares                   281,932             257,219
  Asset Manager Aggressive               31,700 shares                   299,881             219,680
  Strat Inc.                            281,841 shares                 2,586,517           2,649,302
  FID Freedom 2040                       26,181 shares                   173,414             153,419
                                                                  ----------------------------------
                                                                   1,548,029,277       1,236,528,792


*Fidelity Money Market Funds:
  Retirement Money Market
    Portfolio Fund                  140,229,741 shares               140,229,741         140,229,741
  Retirement Gov't. Money
    Market Portfolio Fund            28,057,661 shares                28,057,661          28,057,661
                                                                  ----------------------------------
                                                                     168,287,402         168,287,402


*Fidelity U.S. Equity Index
  Commingled Pool Fund                  699,224 units                 18,408,505          18,368,620
                                                                  ----------------------------------
Total Fidelity Mutual Funds                                        1,734,725,184       1,423,184,814


*Unisys Common Stock Funds:
  Unisys Common Stock Fund            1,033,544 units                  9,830,359          10,232,086
  Unisys Stock Fund                  10,946,454 units                249,716,509         167,699,670
  Interest-Bearing Cash                  42,638 shares                    42,638              42,638
                                                                  ----------------------------------
Total Unisys Common Stock Funds                                      259,589,506         177,974,394


*Unisys Interest Income Fund:
  CDC                                #BR-137-02; 5.62%                 6,018,904           6,018,904
  Fidelity Stif                  Cash Portfolio; 1.35%                 4,556,731           4,556,731
  Chase Manhattan Bank                  #430126; 5.95%                96,747,743          96,747,743
  Monumental Life
    Insurance Company                 #MDA134TR; 5.94%                97,134,046          97,134,046
  Rabobank Nederland                #UNI-129901; 5.94%                97,134,866          97,134,866
  UBS Warburg                             #3041; 5.94%                97,134,737          97,134,737
                                                                  ----------------------------------
Total Unisys Interest Income Fund                                    398,727,027         398,727,027


*Participants' Loans                                                           -          14,906,358
Frozen Investment Contracts                                               12,780              12,780
                                                                  ----------------------------------
Total                                                             $2,393,054,497      $2,014,805,373
                                                                  ==================================
* Party-In-Interest.

                               SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                    UNISYS SAVINGS PLAN

                                                    UNISYS CORPORATION


Date:   June 30, 2003                        By:  /s/ Janet Brutschea Haugen
                                                  --------------------------
                                                  Janet Brutschea Haugen
                                                  Senior Vice President and
                                                  Chief Financial Officer

                                EXHIBIT INDEX


Exhibit
Number                      Description
-------                     -----------

23       Consent of Ernst & Young LLP, Independent Auditors

99.1 Certification of Lawrence A. Weinbach pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

99.2 Certification of Janet B. Haugen pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350